FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC

10 January 2019

Notification of Transactions by a Person Discharging Managerial Responsibilities ("PDMR") and a Person Closely Associated with a PDMR

John Flint reported to HSBC Holdings plc that he had been advised by his investment manager on 8 January 2019 that 5,439 HSBC Holdings plc ordinary shares of US$0.50 (the "Holding") acquired during 2018 within a discretionary portfolio structure in which he has an investment jointly with his spouse and closely associated person, Lilian Flint, should be categorised as a beneficial holding in his and Mrs Flint's name.  The transactions within the Holding were executed on an entirely discretionary basis by the investment manager and are set out below.

Date	Number of shares purchased	Price
6 June 2018	4,836	£7.2810
30 August 2018	603	£6.8220

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person John Flint
2 - Reason for the notification
Position/status Group Chief Executive Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-06-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.28	4,836	£35,210.92
	Aggregated	£7.281	4,836	£35,210.92

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-08-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£6.82	603	£4,113.67
	Aggregated	£6.822	603	£4,113.67

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
+44 20 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 10 January 2019